ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
6 September to 3 October 2016

3 October 2016

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 September 2016 consisted of 3,939,485,130 ordinary shares, of which, 174,722,678 were held as treasury shares; leaving a balance of 3,764,762,452 shares with voting rights.

The figure of 3,764,762,452 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

29 September 2016

Other Activities & JVs teach-in event in London

National Grid is today hosting a teach-in event in London on its Other Activities and Joint Ventures, giving investors and analysts an opportunity to meet the teams and learn about these businesses.

All presentations and a webcast replay will be available on National Grid’s investor website http://www.nationalgrid.com/investors and on the Investor Relations App after the event.

CONTACTS

Investors and Analysts

Aarti Singhal	+44 (0) 20 7004 3170	+44 (0) 7989 492447 (m)
David Brining	+44 (0) 20 7004 3166	+44 (0) 7816 847918 (m)

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s anticipated exit from the European Union, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the treats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with the Company’s proposed sale of a majority stake in its UK gas distribution business and with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 183 to 186 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

28 September 2016

National Grid plc (‘National Grid’ or ‘NG’)
National Grid USA
National Grid North America Inc.

Publication of Annual Reports and Accounts — Group Companies With Listed Debt

In June 2016, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s document viewing facility — the National Storage Mechanism (NSM) — situated at:

www.morningstar.co.uk/uk/NSM

We confirm that the Annual Reports in respect of the following NG Group subsidiary companies with listed bonds have been issued to shareholders.

National Grid USA
National Grid North America Inc.

In accordance with Listing Rule 17.3.1, we confirm that copies of the above Annual Reports have also been submitted to and will shortly be available for public inspection at the NSM.

Copies of the all the above documents are also available electronically on the NG website at:

www.nationalgrid.com

Contact: Alice Morgan, Assistant Company Secretary (020 7004 3228)

27 September 2016

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:
Prospectus dated 27 September 2016 (the “Prospectus”) for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme
To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9978K—-2016-9-27.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/
For further information, please contact:

Kwok Liu
Global Capital Markets
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 20 7004 3367
Fax: +44 20 7004 3363

Gemma Stokes
Media Relations
National Grid plc
Warwick House
Warwick Technology Park
Gallows Hill
Warwick
CV34 6DA

Tel: +44 1926 655272
Mob: +44 7974 198 333

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

22 September 2016

National Grid plc (‘National Grid’ or ‘NG’)
NGG Finance plc

Publication of Annual Reports and Accounts — Group Company With Listed Debt

In June 2016, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s document viewing facility — the National Storage Mechanism (NSM) — situated at:

www.morningstar.co.uk/uk/NSM

We confirm that the Annual Report in respect of NGG Finance plc (a NG Group subsidiary company with listed bonds) has been issued to shareholders.

In accordance with Listing Rule 17.3.1, we confirm that a copy of the Annual Report for NGG Finance plc has also been submitted to and will shortly be available for public inspection at the NSM.

Copies of the above document are also available electronically on the NG website at:

www.nationalgrid.com

Contact: Alice Morgan, Assistant Company Secretary (020 7004 3228)

21 September 2016

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notification made under article 19.1 of the Market Abuse Regulation (‘MAR’) relates to the release of an award promised upon recruitment on behalf of a PDMR. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner Date of notification: 2016.09.21

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Rich Adduci

2		Reason for the notification
a	)	Position/status	Chief Information Officer

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	American Depository Shares

		Identification code	US 6362743006

b	)	Nature of the transaction	Acquisition of securities for nil consideration in respect of buy-out incentive arrangements from his previous employer that were lost on recruitment to National Grid.

c	)	Price(s) and volume(s)	Price(s)	Volume(s)
			69.995 USD	3,860

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.09.19

f	)	Place of the transaction	Outside a trading venue

12 September 2016

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner

Date of notification: 2016.09.12

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Mike Westcott

2		Reason for the notification
a	)	Position/status	Group HR Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)
			10.63819 GBP	11

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.09.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.09.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Alison Kay

2		Reason for the notification
a	)	Position/status	Group General Counsel & Company Secretary

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)
			10.63819 GBP	11

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.09.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.09.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Stephanie Hazell

2		Reason for the notification
a	)	Position/status	Corporate Strategy & Business Development Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)
			10.63819 GBP	14

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.09.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.09.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Andrew Bonfield

2		Reason for the notification
a	)	Position/status	Finance Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)
			10.63819	14

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.09.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.09.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	John Pettigrew

2		Reason for the notification
a	)	Position/status	Chief Executive Officer

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)
			10.63819 GBP	15

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.09.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.09.12

8 September 2016

National Grid plc (‘National Grid’ or ‘NG’)
National Grid Electricity Transmission plc
National Grid Gas plc
British Transco International Finance B.V.

Publication of Annual Reports and Accounts — Group Companies With Listed Debt

In June 2016, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s document viewing facility — the National Storage Mechanism (NSM) — situated at:

www.morningstar.co.uk/uk/NSM

We confirm that the Annual Reports in respect of the following NG Group subsidiary companies with listed bonds have been issued to shareholders.

National Grid Electricity Transmission plc
National Grid Gas plc
British Transco International Finance B.V.

In accordance with Listing Rule 17.3.1, we confirm that copies of the above Annual Reports have also been submitted to and will shortly be available for public inspection at the NSM.

Copies of the all the above documents are also available electronically on the NG website at:

www.nationalgrid.com

Contact: Alice Morgan, Assistant Company Secretary (020 7004 3228)